FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2004

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7
Urbanización La Florida
28023 Aravaca
Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

24 February 2004

FOURTH QUARTER & FULL YEAR RESULTS 2003

Euro 102 million EBITDA

Revenues increased by 42% in the year

High yield debt reduction of €500 million
Customers increased by 21% in the year to end at 594,000

ONO, one of Spain’s leading broadband service providers, today announced the consolidated unaudited results for Cableuropa, S.A.U. and subsidiaries for the fourth quarter and full year ended 31 December 2003.  These results do not include those of the recently acquired Retecal, which is an independent subsidiary of the Grupo Corporativo ONO, S.A.  Highlights are as follows:

Financial highlights

	Quarter ended 31.12.03	Quarter ended 30.9.03	% change	Year 2003	Year 2002	% change

Revenues (euro million)	101.1	92.4	9.4%	358.6	253.4	41.5%
Gross margin	72%	71%	0.7pp	71%	66%	4.1	pp
EBITDA (euro million)	34.2	28.0	22.1%	102.1	15.8	545.7%

Operating highlights

	As at 31.12.03	As at 30.9.03	% change		As at 31.12.02	% change
Residential market
Customers	581,345	556,142	4.5%		480,296	21.0%
Telephony	544,271	521,935	4.3%		448,926	21.2%
Television	339,378	333,601	1.7%		296,956	14.3%
Broadband internet	186,447	167,757	11.1%		117,305	58.9%
Penetration
Customer	33.3%	33.0%	0.3	pp	32.7%	0.6	pp
Telephony	31.2%	31.0%	0.2	pp	30.6%	0.6	pp
Television	19.4%	19.8%	-0.4	pp	20.2%	-0.8	pp
Internet	11.4%	10.9%	0.5	pp	9.6%	1.8	pp
Avg. monthly revenue per customer	€54.1	€51.6	4.9%		€50.7	6.7%

Business market
Customers	13,133	12,054	9.0%		8,648	51.9%
Avg. monthly revenue per customer	€229	€213	7.5%		€205	11.7%

Infrastructure
Homes passed	2,003,233	1,949,792	2.7%		1,760,744	13.8%

Commenting on the results, Eugenio Galdón, President of ONO, said:

“In 2003, ONO consolidated its position as a leading cable telecommunications company and progressed further forward in its goal of net profitability.  In addition to achieving an EBITDA of over €100 million we have increased our geographical presence and strengthened our balance sheet.  We are now better placed than ever to take on new challenges of growing our business and creating shareholder value.

“In 2003, we won the cable franchise for Castilla – La Mancha and we reached agreement to buy the cable operator of Castilla y León, Retecal.  These new franchise areas offer us strong growth potential in 2004 and beyond.

“We do not rule out the possibility of further opportunities for consolidation in the cable sector in the future; however today our main priority is the development of our own business.  Our experience tells us that this focus on our own priorities is the best way of achieving new opportunities.”

Richard Alden, ONO’s Chief Executive Officer, commented:

“2003 was a year of solid operating and financial performance in which ONO and its employees have demonstrated efficient and effective management and execution.  We grew the overall residential customer base by over 100,000 customers to 581,000, an increase of 21%.  We released around 275,000 homes to end the year with 1.75 million homes released to marketing.  We increased penetration on those homes by a percentage point to end the year with exactly one in every three homes taking a service from us at 33.3% overall residential customer penetration.  We also increased our business customer base by 52% and extended our networks to pass another 242,000 homes.

“The year 2003 was definitely the year of broadband internet.  We added 70,000 broadband customers during the year to end at 186,000, an increase of 59% for the year and we now have 32% of our total customer base taking broadband internet from us.  This number is rapidly becoming one of the main growth drivers as on average during last year around 70% of all new customers were signing up for a broadband internet service.

“The continued strong demand for ONO products and services has helped us to increase revenues by 42% for the year, up to €359 million.  At the same time we have maintained our operational cost base flat and this has led to another impressive increase in EBITDA, which was €102 million for the year, up from €16 million in 2002.”

Michael Vorstman, Chief Financial Officer, added:

“We are very proud to close another year in which we have been able to exceed expectations.  In particular, this quarter we have achieved another important milestone on our road to a positive free cash flow; we have generated sufficient operational cash flow to cover our interest costs.

“The continued success of the operational side of the business, combined with our €500 million debt repurchase at the beginning of the year, has allowed us to reduce our total debt to EBITDA multiple to close to seven times at the end of 2003.  Those that had faith in us at the end of 2002, will have been well rewarded over the last twelve months as our credit profile has improved and bond price has risen by more than three times what it was at the end of 2002.”

About ONO

ONO is one of the leading broadband services providers in Spain.  It offers direct access telephony, pay television and internet access services to the residential market where it has a potential market of over seven million homes.  In the business market, ONO offers advanced voice, data and value added services across its own high capacity local access and national backbone networks.  ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, General Electric, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.  In February 2004, as a result of the acquisition of Retecal, the Castilla y León cable operator, the majority of the former shareholders of Retecal joined our shareholder group.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this release are “forward looking statements” intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group’s growth, the development of the group’s markets, regulatory risks and other risks which are presented in the group’s filings with the Securities and Exchange Commission.

For further information, please contact:

Jonathan Cumming	Hiedra Fuentes
Group Treasurer	Grupo Albion
(+ 34) 91 180 9444	(+ 34) 91 531 2388
jonathan.cumming@ono.es	hfuentes@grupoalbion.net

Financial results for the fourth quarter and full year 2003

Revenues.  Revenues were €358.6 million in 2003, compared to revenues of €253.4 million in 2002. The increase is principally due to an increase in the number of customers as we have continued to build our integrated telecommunications and cable television networks, to an increase in our customer penetration, to the introduction of digital television services, to the increase in take-up of our bundled packages and to the pricing of our products.  Business services represented 8.2% of revenues in 2003, 7.5% in 2002, reflecting our increasing focus on the business services market.

Total revenues for the fourth quarter of 2003 were €101.1 million, an increase of €8.7 million, or 9.4%, on the previous quarter. Residential customer penetration grew during the quarter from 33.0% to 33.3%.

Residential services.  Residential telephony revenues increased by 38% from €133.1 million in 2002 to €184.0 million in 2003. Cable television revenues increased by 33.2% from €62.3 in 2002 to €83.0 million in 2003. Internet access revenues increased from €39.1 million in 2002 to €62.3 million in 2003. The increase in revenues is due to increases in both the penetration of our services and average revenue per user. The increasing take-up of bundled services together with our brand recognition and a strong customer acquisition focus has contributed to an increase in the penetration of our telephony and internet access services during 2003.  As of 31 December 2003, the percentage of our customers who took up more than one service was almost 70%. The average monthly revenue per residential customer was €54.1 in the fourth quarter of 2003 compared to €50.7 in the last quarter of 2002.

Residential revenues during the fourth quarter of 2003 were €92.3 million compared to €84.8 million in the third quarter, an increase of 9%, reflecting a increase in the number of residential customers over the quarter from 556,142 to 581,345. Overall residential customer ARPU for the fourth quarter of 2003 was €54.1 per month against the previous quarter’s figure of €51.6.

Residential telephony revenues were €50.2 million for the fourth quarter of 2003 compared to €46.6 million for the third quarter, an increase of 7,7%, reflecting a 4.3% increase in the number of residential telephony customers to 544,271 and an increase in usage. Telephony penetration increased to 31.2%, a 0.2 percentage point increase on the previous quarter and ARPU grew from €30.2 per month to €31.4, reflecting the seasonal increase in minutes of use after the summer months.

Cable television revenues for the fourth quarter were €23.3 million compared to €21.7 million in the previous quarter, an increase of 7.4%. This was mainly a consequence of the increase in average monthly revenue per customer, which was up by 5% driven by the introduction of digital TV services. Television customers were up from 333,601 to 339,378, an increase of 1.7% for the quarter.  12.8% of all television customers had a digital service at December 2003.

Internet access revenues were €18.8 million in the fourth quarter of 2003 compared to €16.4 million in the third quarter, an increase of 14%. The number of internet access subscribers at the end of the fourth quarter was 199,066, of which 93.7% were broadband compared to 91.6% at the end of the third quarter. By the end of the December 2003, 32.1% of our total customer base had taken broadband internet service. The average monthly revenue per broadband customer grew to €33.3 in the fourth quarter from €31.3 in the previous quarter, mainly as a result of a tariff increase related to our basic 150 Kbps service.

Business and other services.  Business revenues and other services were €29.2 million in 2003 as compared to €19.0 million in 2002. As of December 31, 2003 we had 13,133 business customers, as compared to 8,648 at the end of 2002. Average monthly revenues per business customer in the last quarter of 2003 were €229 as compared to €205 for the same period in the previous year, mainly due to price increases and customers taking more sophisticated business products, such as intelligent network services.

The number of business customers installed and in service at the end of 2003 was up 1,079, or 9.0%, from the previous quarter. Total business revenues and other services in the fourth quarter of 2003 amounted to €8.8 million, up 14.3% from the previous quarter’s revenues of €7.7 million, driven by increased customer numbers and an increased usage of intelligent network services. Average monthly revenues per business customer were up by 7.5% compared to the previous quarter.

Cost of services and gross profit. Cost of services principally consists of interconnection costs for telephony services, internet transit costs and programming fees for cable television programming services.  Cost of services were €105.6 million in 2003, €85.7 million in 2002. The increase in the cost of services in 2003 is in line with the expansion of our business.  Our gross profit in 2003 increased to €253.0 million from €167.7 million in 2002.  Gross profit margin as a percentage of sales increased to 70.6% in 2003 from 66.2% in 2002.  The increases in gross profit reflect both the increases in our monthly fee income described above and relative decreases in interconnection rates, programming costs and internet transit prices as a result of the continuous review and optimisation of most of our services agreements.

Gross profit generated in the fourth quarter 2003 was €72.4 million, an improvement of €6.8 million, or 10.4%, with respect to the previous quarter. As a percentage of revenues, gross margin for the fourth quarter of 2003 was 71.6%, up from the previous quarter’s figure of 71.0%.

Operating expenses.  Gross selling, general and administrative expenses (before cost capitalization) decreased by 8.5%, to €166.1 million in 2003 from €180.8 million in 2002.  This decrease reflects tight cost management during 2003 despite the continued expansion of our activities.  In the fourth quarter of the year, gross operating expenses were slightly higher than in the previous quarter at €42.5 million. Net operating expenses were €150.9 million in 2003 as compared with €151.9 million in 2002. Net operating expense of €38.2 million in the fourth quarter against €37.6 million in the previous quarter. Net operating expenses as a percentage of revenues fell from 40.7% in the third quarter to 37.8% in the last quarter.

Depreciation and amortisation. Depreciation and amortization expenses were €106.7 million in 2003, as compared to €104.0 million in 2002.  This increase reflects our continuing investment in property, plant and equipment as we continue the construction of our networks. The depreciation and amortisation expense for the fourth quarter of 2003 was €27.6, compared to €26.7 in the previous quarter.

Operating profit / (loss) Operating losses were €4.6 million in 2003, a decrease of €83.6 million as compared to the €88.2 million loss in 2002. The decrease in operating losses in 2003 reflects increased revenues which outweighed the increase in operating expenses during the period, giving rise to the a positive operating result in the last quarter of 2003 of €6.6 million.

Amortisation of Goodwill.  We amortised €13.4 million of goodwill in 2003, in line with the amortisation of goodwill in 2002. Amortisation of goodwill for the third and the fourth quarter of 2003 was €3.3 million.

Interest expense, net. Net interest expense was €120.3 million in 2003, as compared to €158.2 million in 2002.  These savings are mainly due to decrease in the interest expense in connection our senior Notes as a result of our recapitalization process in February 2003 whereby we repurchased and cancelled €503 million of the senior Notes. This reduction in interest expense was partially offset by the increase of the interest expense on our senior bank facility. The net interest expense for the fourth quarter of 2003 was €30.5 million compared to €27.5 million in the previous quarter.

Foreign exchange gains / (losses). Foreign exchange loss was €9.9 million in 2003, as compared to a net gain of €9.9 million in 2002. Most of the loss in 2003 corresponds to the derivative instruments initially used to hedge the exposure to exchange rate differences on our 2009 US dollar denominated senior Notes.  Following the partial cancellation of Notes in February 2003, we became overhedged, which together with the depreciation of the US dollar against the euro, gave rise to net foreign exchange losses of €9.9 million in 2003. The exchange gains recorded in 2002 were mainly related to the savings on our US dollar debt following the depreciation of the US dollar.

Adjustment in value of EVC’s The value of the Equity Value Certificates issued in connection with our 2009 Notes and our 2011 Notes is re-calculated at the end of each quarter and we recognize the gain or loss associated with the decrease or increase in the related liability as financial income or expense, as the case may be. In 2002, a €51.5 million income was recorded following the reduction of the related liability.

Extraordinary income / (expense), net.  The extraordinary income in 2003 is mainly derived from the capital gain that arose on the repurchase and cancellation of €503 million of Senior Notes on 13 February 2003.  The net effect, after fees, foreign exchange gains/losses and other related one-off items, of the cancellation of the Notes and the corresponding modification of various financing agreements and other minor extraordinary expenses has given rise to an extraordinary income of €298.3 million.

Income tax. In 2003, we had a taxable profit of €164.3 million, which resulted in a reduction of our outstanding tax credits by €53.0 million. In the last quarter of 2003, we accounted for a tax credit of €18.5 million compared to €3.6 million in the third quarter.

Liquidity. Drawings under the €750 million senior bank facility were €515 million at the end of December 2003, against a maximum available amount at that date of €675 million, leaving a financing headroom of €160 million at year end.

UNAUDITED RESULTS FOR QUARTER AND YEAR ENDED 31 DECEMBER 2003 25 February 2004

CABLEUROPA, S.A.U.

OPERATING STATISTICS

	Quarter ended 31 Dec. 2003	Quarter ended 30 Sep. 2003	Quarter ended 30 Jun. 2003	Quarter ended 31 Mar. 2003	Quarter ended 31 Dec. 2002
Residential services
Customers:	581,345	556,142	539,565	510,693	480,296
Penetration	33.3%	33.0%	33.3%	33.0%	32.7%
ARPU – euro	54.1	51.6	49.7	49.8	50.7
Telephony:
Customers	544,271	521,935	506,215	478,004	448,926
Penetration	31.2%	31.0%	31.2%	30.9%	30.6%
ARPU – euro	31.4	30.2	30.3	30.6	30.8
Television:
Customers	339,378	333,601	329,141	313,234	296,956
Penetration	19.4%	19.8%	20.3%	20.3%	20.2%
ARPU – euro	23.1	21.9	20.2	20.2	21.2
Internet:
Broadband customers	186,447	167,757	155,960	138,915	117,305
ARPU – euro	33.3	31.3	29.1	30.6	33.0
Penetration	10.7%	10.0%	9.6%	9.0%	8.0%
Narrowband customers	12,619	15,430	18,160	20,520	24,317
ARPU – euro	25.5	25.0	19.7	19.6	19.4
Customer churn (annualised)	13.7%	14.0%	13.4%	13.6%	12.1%

Business services
Customers:	13,133	12,054	11,187	9,881	8,648
ARPU – euro	229	213	213	183	205

Infrastructure
Number of cities under construction	105	102	99	98	93
Number of cities with service	98	89	89	82	81
Homes passed for service	2,003,233	1,949,792	1,899,890	1,830,719	1,760,744
Route km. of national backbone	6,362	6,355	6,343	6,333	6,263
Route km. of local access networks	6,992	6,830	6.664	6,487	6,279
Homes released / homes passed	87%	86%	85%	84%	83%

UNAUDITED RESULTS FOR QUARTER AND YEAR ENDED 31 DECEMBER 2003 25 February 2004

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro thousand)  -  (Spanish GAAP - unaudited)

	Quarted ended 31 December 2003	Quarter ended 30 September 2003	Year ended 31 December 2003	Year ended 31 December 2002
REVENUES
Residential services
Telephony	50,189	46,574	184,035	133,072
Television	23,326	21,747	83,032	62,336
Internet	18,769	16,437	62,299	39,056
Business and other services	8,824	7,678	29,221	18,974
	101,108	92,436	358,587	253,438

COST OF SERVICES	(28,685)	(26,850)	(105,597)	(85,741)

GROSS PROFIT	72,423	65,586	252,990	167,697

OPERATING EXPENSES
Gross expenses	(42,456)	(40,952)	(166,119)	(180,821)
Capitalised costs	4,230	3,366	15,247	28,938
	(38,226)	(37,586)	(150,872)	(151,883)

EBITDA	34,197	28,000	102,118	15,814

DEPRECIATION & AMORTISATION	(27,582)	(26,684)	(106,732)	(104,039)

OPERATING PROFIT / (LOSS)	6,615	1,316	(4,614)	(88,225)

OTHER EXPENSE
Amortisation fo goodwill	(3,347)	(3,348)	(13,390)	(13,434)
Interest expense, net	(30,530)	(27,471)	(120,340)	(158,183)
Foreign exchange (losses) / gains	1,840	6,051	(9,908)	9,930
Adjustment in value of EVC’s	—	—	—	51,492
	(32,037)	(24,768)	(143,638)	(110,195)

LOSS FROM ORDINARY ACTIVITIES	(25,422)	(23,452)	(148,252)	(198,420)

Extraordinary income / (expense), net	(15,489)	75	298,260	(171,763)

Income tax	18,471	3,583	(52,989)	174,723

Minority interests	—	—	—	818

NET PROFIT / (LOSS)	(22,440)	(19,794)	97,019	(194,642)

UNAUDITED RESULTS FOR QUARTER AND YEAR ENDED 31 DECEMBER 2003 25 February 2004

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Euro thousand)  -  (Spanish GAAP - unaudited)

	31 December 2003	30 September 2003	31 December 2002
ASSETS
Current assets
Cash and cash equivalents	1,317	883	1,608
Short-term investments, net	24,751	27,179	50,457
Accounts receivable and other current assets	54,673	54,965	189,906
	80,741	83,027	241,971
Fixed assets
Start-up costs, net	8,767	10,070	13,766
Intangible assets, net	121,443	125,651	139,374
Tangible assets, net	1,295,143	1,268,703	1,202,396
Financial assets, net	259,108	240,630	244,942
	1,684,461	1,645,054	1,600,478

Goodwill on consolidation	226,543	229,890	239,933
Deferred expenses, net	59,084	60,264	104,374

TOTAL ASSETS	2,050,829	2,018,235	2,186,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	16,301	34,927	41,304
Accrued interest expenses	24,925	16,018	41,986
Accounts payable and other current liabilities	272,474	239,568	252,547
	313,700	290,513	335,837
Long-term debt
Senior bank facility	515,000	490,000	270,000
Senior subordinated notes	410,427	422,097	974,009
Other	25,460	17,639	18,906
	950,887	929,736	1,262,915

Other long-term liabilities	63,208	52,682	51,786
Commitments and contingencies	11,349	11,179	20,016
Minority interests	—	—	—

Shareholder’s loan	98,464	98,464	—
Participative loan	300,000	300,000	300,000

Shareholders’ equity
Common stock	484,663	484,663	484,663
Share premium	337,746	337,746	337,746
Accumulated deficit, beginning of period	(606,207)	(606,207)	(411,565)
Net profit / (loss) for the period	97,019	119,459	(194,642)
Total shareholders’ equity	313,221	335,661	216,202

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,050,829	2,018,235	2,186,756

UNAUDITED RESULTS FOR QUARTER AND YEAR ENDED 31 DECEMBER 2003 25 February 2004

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(Euro thousand)  -  (Spanish GAAP - unaudited)

	Quarter ended 31 December 2003	Quarter ended 30 September 2003	Year ended 31 December 2003
OPERATING ACTIVITIES
Net profit / (loss)	(22,440)	(19,794)	97,019

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES
Exchange rate difference in long-term debt	(340)	235	(18,133)
Deferred expenses, net	1,117	2,446	6,673
Depreciation and amortisation*	30,929	30,032	120,122
Commitments and contingencies	(1,930)	(3,525)	(8,667)
Income tax	(18,471)	(3,583)	52,989
Start-up costs, net	(109)	(482)	(826)
Tangible & intangible assets write-offs and provisions	16,114	4,426	20,540
Gain on bond repurchase	—	—	(313,619)
Other	(801)	535	885

Changes in operating assets and liabilities:
Accounts receivable and other debtors	2,767	32,812	67,883
Short-term restricted cash deposits	3,441	17,976	35,417
Other current assets	1,220	1,475	1,188
Accounts payable	31,247	(8,784)	(25,098)
Short-term debt and other current liabilities	(10,345)	(55,093)	(1,233)
Net cash provided by operating activities	32,399	(1,324)	35,140

INVESTING ACTIVITIES:
Purchases of property and equipment	(63,322)	(39,048)	(187,691)
Purchases of intangible assets	(1,139)	(1,258)	(5,807)
Financial assets	—	—	(143,815)
Derivative instruments	—	—	(47,810)
Net cash used in investing activities	(64,461)	(40,306)	(385,123)

FINANCING ACTIVITIES
Participative loans from shareholders	—	—	98,464
Drawing of debt & credit lines	24,439	38,904	243,171
Other, net	8,057	—	8,057
Net cash provided by financing activities	32,496	38,904	349,692

INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	434	(2,726)	(291)
CASH & CASH EQUIVALENTS AT START OF PERIOD	883	3,609	1,608
CASH & CASH EQUIVALENTS AT END OF PERIOD	1,317	883	1,317

Cash paid for interest	13,287	30,549	111,168

* includes goodwill amortisation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

24 February 2004